SUB-ITEM 77C:  Submission of matters to a vote of security holders.

At a special meeting held on May 1, 2002, a vote of shareholders of the Trust's International Equity Fund approved a sub-investment advisory agreement between Bank of Ireland Asset Management (U.S.) Limited and Commerce Investment Advisors, Inc., on behalf of the International Fund. The number of affirmative votes was 5,186,067.394. The number of negative votes was zero. The number of abstentions was 374.541.